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                                         [EXHIBIT 11]
COMP
ALBRIGHT, STODDARD, WARNICK & ALBRIGHT
G. MARK ALBRIGHT
Nevada Bar No. 001394
WILLIAM H. STODDARD, ESQ.
Nevada Bar No. 001477
Quail Park Suite D-4
801 S. Rancho Drive
Las Vegas, NV 89106
Telephone:  702/ 384-7111

Counsel  for Plaintiff
[Additional counsel appear on signature page.]

                                 DISTRICT COURT
                              CLARK COUNTY, NEVADA

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ABRAHAM KOSTICK, on behalf of himself and all  :
others similarly situated,                     :    Civ. No.  A369138
                                               :              XIV
                          Plaintiff,           :              T
                                               :
            -against-                          :    CLASS ACTION
                                               :
RAND V. ARASKOG,                               :    COMPLAINT
                                               :    ---------
ROBERT A. BOWMAN                               :
BETTE B. ANDERSON, NOLAN D.                    :    Plaintiff Demands A
ARCHIBALD, ROBERT A. BURNETT, PAUL             :
G. KIRK, JR., EDWARD C. MEYER,                 :    Trial By Jury
BENJAMIN F. PAYTON,  VIN WEBER,                :
MARGITA E. WHITE,  KENDRICK R.                 :
WILSON, III, and ITT CORPORATION,              :
                                               :
                          Defendants.          :
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      Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 5, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:


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                              NATURE OF THE ACTION

      1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of ITT Corporation ("ITT" or the "Company") who are similarly situated, against the directors and/or senior officers of ITT to enjoin certain actions of the Individual Defendants (as defined herein) which are intended to thwart any takeover of the Company, as more fully described below.

      2. In particular, these shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in ITT. Among other things, the director defendants have failed to adequately consider and embrace a premium offer to acquire control of ITT by Hilton Hotels Corp. ("Hilton"). The director defendants are utilizing their fiduciary positions of control over ITT to thwart Hilton and others in their legitimate attempts to acquire ITT.

      3. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

      4. The Individual Defendants are abusing their fiduciary positions of control over ITT to thwart legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over those of the public shareholders, and to respond reasonably and on an informed basis to bona fide offers for the Company.

                                   THE PARTIES

      5. Plaintiff Abraham Kostick is, and at all relevant times has been, the owner of common stock of defendant ITT.

      6. Defendant ITT is a Nevada corporation with its principal executive offices at 1330 Avenue of the Americas, New York 10019-5490. ITT describes itself as being primarily engaged in the hospitality, gaming, entertainment and information service businesses.


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      7. Defendant Rand V. Araskog ("Araskog") is Chief Executive Officer and
Chairman of the Board of Directors of ITT. He has been employed by the Company since 1966 and served as Chief Executive Officer of ITT and its predecessors from 1979. Araskog, for the fiscal year ended December 31, 1995, received a base salary of $2,000,000, a bonus of $2,330,800, other annual compensation of $251,063, a restricted stock award having an estimated value of $2,718,750 consisting of options to purchase 429,971 shares of ITT stock, a payout under the long-term incentive plan of $2,625,000 and other long-term compensation of $449,962.

      8. Defendant Robert A. Bowman ("Bowman") is President and Chief Operating Officer of ITT and has been employed by the Company, its predecessors and subsidiaries from April 1991. Bowman, for the fiscal year ended December 31, 1995, received a base salary of $583,333, a bonus of $611,800, other annual compensation of $44,942, a restricted stock award with an estimated value of $1,087,000 consisting of options to purchase 143,324 shares of ITT common stock, a payout under the long-term incentive plan of $900,000 and other long-term compensation of $37,380.

      9. Defendants Bette B. Anderson, Nolan A. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Dayton, Vin Weber, Margita E. White and Kendrick R. Wilson, III are all members of the Company's Board of Directors. As directors, each is paid an annual retainer fee of $48,000, an attendance fee of $1,000 for each meeting of the Board of Directors and each Committee meeting attended. In addition, defendants Bette B. Anderson, Vin Weber and Margita E. White also serve as directors of ITT Educational Services, Inc. for which they receive an annual retainer fee of $18,000, an attendance fee of $750 for each meeting of the Board of Directors and $500 for each committee thereof.

      10. By virtue of their positions as directors and/or officers of ITT and their exercise of control over the business and corporate affairs of ITT, the ITT officers and directors named as defendants herein (the "Individual Defendants") have and at all relevant times had the power to control and influence, and did control and influence and cause ITT to engage in the practices complained of herein. Each Individual Defendant owed and owes ITT and its public


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stockholders fiduciary obligations and were and are required to: (i) use their ability to control and manage ITT in a fair, just and equitable manner; (ii) act in furtherance of the best interests of ITT and its stockholders; (iii) act to maximize shareholder value; (iv) refrain from abusing their positions of control; and (v) not favor their own interests at the expense of ITT and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

      11. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of ITT, are breaching their fiduciary duties to the public shareholders of ITT.

      12. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his capacity as a director of the Company, and the liability of each arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

      13. Plaintiff brings this action pursuant to Rule 23 of the Nevada Rules of Civil Procedure on his own behalf and as a class action on behalf of all shareholders of ITT (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class").

      14. This action is properly maintainable as a class action for the following reasons:

            (a) The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 6, 1996, ITT reported that it had 116.4 million shares of common stock outstanding, owned by thousands of shareholders of record and beneficial owners. Members of the Class are scattered throughout the United States.

            (b) There are questions of law and fact common to members of the Class which predominate over any questions affecting only individual members. The common questions include, inter alia:


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                  (i) whether the individual Defendants are unlawfully impeding a potential acquisition of ITT to the detriment of the shareholders of the Company, and have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value by adopting strategies, policies and plans designed to thwart offers for ITT and entrench defendants in their positions of control and failing to act with complete candor;

                  (ii) whether the Individual Defendants have engaged and are continuing to engage in an unlawful plan or scheme to perpetuate their control over and enjoyment of the perquisites of office at the expense of ITT's public shareholders;

                  (iii) whether defendants have breached or aided and abetted the breach of fiduciary duties and other common law duties owed by them to plaintiff and other members of the Class; and

                  (iv) whether plaintiff and other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

            (c) The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

            (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            (e) Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

      15. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class


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action, the Class members will continue to suffer damage and defendants'
violations of law will proceed without remedy.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

      16. ITT has traditionally been identified as the quintessential conglomerate corporation acquiring widely disparate businesses in different industries for the predominant purpose of boosting corporate growth.

      17. This process of corporate conglomeration has long fallen into disfavor as investors now prefer companies with a well-defined and well-focused market and strategy.

      18. In order to regain investor favor, defendant Araskog has been increasingly refocusing ITT's business on gaming, hotels and entertainment. And, although ITT continues to own interests in educational services, telecommunications and other widely disparate business, the Company has stated that it intends to dispose of those operations which do not fit within its core business.

      19. The management of a more focused business makes managerial weaknesses in one of the core operations more readily transparent, and, ITT's weaknesses in managing ITT's gaming operations have recently become abundantly clear.

      20. Thus, on September 9, 1996, ITT surprised the investing public by announcing that it expected its third quarter earnings to be significantly impacted by negative results in the Company's gaming segment. The earnings shortfall was reportedly due to low table hold percentages and baccarat drop and construction disruptions at Caeser's Palace and the Desert Inn, two significant gaming properties of ITT.

      21. As investors recognized, these disappointing results reflected more than a one-time downturn but rather were symptomatic of severe, chronic problems at ITT. As discussed in a September 17, 1996, report issued by the brokerage firm of Morgan Stanley & Co., Inc.:

      We have never been overly concerned with quarterly baccarat losses, or even with construction disruptions on projects that yield long-term value. However, we are concerned that the company is still unwilling to provide guidance on the timing and impact of construction delays on its $2.5 billion casino development projects. That, coupled with an increasingly competitive gaming environment, makes ITT's casino operations vulnerable for the next several years.


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      In addition, we have long argued that ITT's stock would rise as the company monetized its hodgepodge of noncore assets, and after speaking with management we think such dispositions will take longer to implement. While ITT Educational and World Directories businesses are unlikely to be in the company five years from now, there appear to be a number of internal obstacles to disposing of them anytime soon. The company is also clearly committed to keeping its Madison Square Garden operations, and though it has done much to improve MSG--taking its EBITDA from $20 million in 1994 to $78 million in 1995--we are still not persuaded that a sports team/network fits into a gaming and lodging concern.

      We were also hopeful that ITT would be using part of its $3 billion credit line and $200 million in cash to aggressively buy back its stock--it's off 16% since September 10, 1996. Given our generally neutral view of the gaming industry, we would prefer ITT to slow down its expansion and use more capital to shrink its equity base. Instead, we were told that while the company and its management made some purchases, the buyback was symbolic in nature and not enough to affect EPS.

      These three issues--lack of guidance, slow asset dispositions, and a smaller-than- hoped-for stock buyback--lead us to look in vain for a catalyst to make ITT's stock recover in the near term. More critically, we still see some vulnerability in our current earnings estimates. If casino construction is further delayed or there is any slowdown in the full-service lodging sector, ITT could be in for another round of downward earnings revisions.

      22. Other brokerage firms weighed in with similarly negative analyses driving down ITT's common stock price from its close prior to the September 9, 1996, of $56 per share to a trading range of between approximately $40 and $45 a share. ITT's stock closed at $42.875 on January 27, 1997.

      23. On January 27, 1997, after the close of trading Hilton announced that it wished to acquire ITT and was making an initial offer of $55 per share, a substantial--almost 30%-- premium over ITT's previous trading value. Hilton indicated that it was preparing to make a tender offer for up to 50% of ITT's shares and would also wage a proxy contest to deactivate ITT's anti-takeover defenses. ITT was reportedly hostile to the unsolicited bid.

      24. The Individual Defendants have taken no affirmative steps to facilitate Hilton's premium offer and thus far have been content to remain behind the protections of the Company's defenses from unwanted takeover. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Hilton which they have failed to do.


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      25. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the Hilton proposal. In addition, the Individual Defendants have the responsibility to act independently so that the interests of ITT's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

      26. ITT represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which Hilton is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

      27. ITT's Board and its top management have frustrated Hilton's current acquisition overtures and offers, even though these proposals would result in ITT's shareholders receiving a substantial premium over the then market-price of ITT stock. The Individual Defendants have done this because they know that in the event ITT were acquired by any potential bidders, most or all of the directors of ITT and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus and acquisition would bring an end to their power, prestige and profit. In so acting, ITT's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of ITT and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.


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      28. By virtue of the acts and conduct alleged herein, the Individual
Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of ITT and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

      29. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling ITT.

      30. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

      31. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of ITT at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

      32. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

      A. Declaring this to be a proper class action and certifying plaintiff as class representative;


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      B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intentions to:

            (i) cooperate fully with any entity or person, including Hilton, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

            (ii) immediately undertake an appropriate evaluation of ITT's worth as a merger or acquisition candidate;

            (iii) take all appropriate steps to effectively expose ITT to the marketplace in an effort to create an active auction of the Company;

            (iv) act independently so that the interests of the Company's public shareholders will be protected; and

            (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of ITT.

      C. Declaring that the Individual Defendants have violated their fiduciary duties to the Class;

      D. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

      E. Ordering the Individual Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defense exclusively in a manner designed to maximize shareholder value;

      F. Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

      G. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's and experts' fees; and

      H. Granting such other and further relief as may be just and proper.


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                                   JURY DEMAND
                                   -----------

            Plaintiff demands a trial by jury of all issues so triable.

DATED: January 28, 1997

Respectfully submitted,

                                        ALBRIGHT, STODDARD, WARNICK
                                          & ALBRIGHT
                                        G. MARK ALBRIGHT

                                        /s/ G. Mark Albright
                                        ----------------------------------
                                        G. MARK ALBRIGHT

                                        Nevada Bar No. 001394

                                        WILLIAM H. STODDARD, ESQ.
                                        Nevada Bar No. 001477
                                        Quail Park Suite D-4
                                        801 South Rancho Drive
                                        Las Vegas, NV 89106
                                        Telephone:  702/384-7111
                                        702-384-0605 (fax)

                                        David J. Bershad
                                        Steven G. Schulman
                                        Jeffrey S. Abraham
                                        MILBERG WEISS BERSHAD HYNES
                                          & LERACH LLP
                                        One Pennsylvania Plaza
                                        New York, NY 10119
                                        (212) 594-5300

                                        Counsel for Plaintiff

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